EXHIBIT 2.2

KIT DIGITAL, INC.
168 5th Avenue, Suite #301
New York, NY 10010-5952

March 16, 2010

Multicast Media Technologies, Inc.
Circle 75 Office Park, 6th Floor
1100 Circle 75 Parkway
Atlanta, Georgia 30339

Ladies and Gentlemen:

This letter agreement is delivered in connection with that certain Agreement and Plan of Merger, by and among KIT digital, Inc. (the “Buyer”), KIT 2010 Corporation (the “Merger Sub”), Multicast Media Technologies, Inc. (the “Company”), and the other parties named therein, dated March 10, 2010 (the “Agreement”).  For the purposes of this letter agreement (this “Letter Agreement”), all initially capitalized terms used but not otherwise defined in this Letter Agreement shall have the respective meanings ascribed to such terms in the Agreement.

1.           Notwithstanding anything to the contrary in Section 2.4(c) of the Agreement, the Company or Buyer shall pay the Option Cashout Amount directly to each holder of an In-the-Money Option and the Company shall not be required to deliver any information related to such payments to the Escrow Agent.

2.           In accordance with Section 5.11, Buyer hereby confirms that it has provided written notice to the Company that the Multicast Media 401(k) Plan shall not be terminated by the Company at or prior to the Closing.

3.           The definition of Buyer Common Stock Price in Section 1.15 of the Merger Agreement shall be deleted in its entirety and replaced with the following definition:

“1.15         ‘Buyer Common Stock Price’ means $10.00 per share of Buyer Common Stock.”

4.           The definition of Weighted Average Price in Section 1.163 of the Merger Agreement shall be deleted in its entirety and replaced with the following definition:

“1.163       ‘Weighted Average Price’ means with respect to Buyer Common Stock the average of the closing prices, with a weighting factor for trading volume (excluding, for the avoidance of doubt, any underwritten offering), for the shares of the Buyer Common Stock on The Nasdaq Global Stock Market (or, if the shares of Buyer Common Stock are not then traded on The Nasdaq Global Stock Market but are traded on a different stock market, exchanges or other electronic marketplace as reported on the applicable website (or the primary exchange or marketplace based on the volume of shares of Buyer Common Stock, if there are multiple such stock markets, exchanges or other electronic marketplaces), or if such website is unavailable, as reported on the website www.bloomberg.com).”

March 16, 2010

5.           Section 2.4(a)(vii) of the Merger Agreement shall be amended by deleting the parenthetical “(valued at the Buyer Common Stock Price)” and replacing it with the parenthetical “(valued as determined by the Company’s Board prior to the Effective Time).”
Additionally, the allocation of cash and Buyer Common Stock distributed to the Stockholders as approved by the Company’s Board has been determined in accordance with the Company’s certificate of incorporation, as amended to date, and was based on the good faith determination of the Company’s Board as required by Article Three, Section E(2)(d)(iv) of the Company’s certificate of incorporation, as amended to date.  As a result of such determination, for purposes of the allocation of Buyer Common Stock, the Buyer Common Stock is being valued at a discount of 10.75% to the Buyer Common Stock Price due to the Restriction, the escrow provisions of the Agreement, and other factors determined by the Company’s Board.  For the avoidance of doubt, any dispute by the Stockholders relating to the valuation of and/or allocation of cash and Buyer Common Stock received by such Stockholders shall be subject to the indemnification provisions set forth in Section 9.1 of this Agreement.

6.           The first sentence of Section 2.6(e)(i) of the Merger Agreement shall be amended by deleting such sentence in its entirety and replacing it with the following sentence:

“In the event that the amount of the Closing Working Capital as reflected on the Final Closing Statement is less than the Estimated Working Capital, then Buyer shall direct the Escrow Agent in writing to release to Buyer from the Escrow Fund (without regard to the Basket Amount) such portion of the Initial Escrow Amount equal to the amount of the shortfall (the “Working Capital Shortfall”) as provided in subsection (iv) below.”

7.           Section 2.6(e)(ii) of the Merger Agreement shall be amended by deleting such section in its entirety and replacing it with the following Section 2.6(e)(ii):

“(ii)  If the Closing Working Capital as reflected on the Final Closing Statement is greater than the Estimated Working Capital, Buyer shall (A) issue instruction to the Escrow Agent for the delivery of the entirety of the Initial Escrow Amount to the Stockholder Representative for distribution to the Stockholders and (B) issue and deliver to the Stockholder Representative for distribution to the Stockholders a number of shares of Buyer Common Stock equal to such excess as provided in subsection (iv) below and/or cash (at the election of Buyer) (the “Working Capital Excess”) shall be delivered by Buyer to the Stockholder Representative for distribution to the Stockholders; provided, that with respect to clause (B) Buyer shall include enough cash in such delivery to provide a pro rata amount of cash to each of the Company’s former stockholders that was an Unaccredited Stockholder.”

8.           Section 9.9 of the Merger Agreement shall be amended by deleting the phrase “Weighted Average Stock Price” and replacing it with the phrase “Weighted Average Price”.

This Letter Agreement may be executed in one or more counterparts and by facsimile, each of which shall be deemed an original and together shall constitute one and the same instrument.  This Letter Agreement shall be governed by, and enforced in accordance with, the laws of the State of Delaware, without regards to its rules of conflicts of laws.

[Signatures Appear on Following Page]

Please acknowledge your agreement by signing where indicated below and returning this letter to me.

Very truly yours,

KIT DIGITAL, INC.

By:	/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Chairman and Chief Executive Officer

KIT 2010 CORPORATION

By:	/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Chief Executive Officer

Agreed to and accepted as of this 16th day
of March, 2010.

MULTICAST MEDIA TECHNOLOGIES, INC.

By:	Louis Schwartz
Name: Louis Schwartz
Title: Chief Executive Officer

/s/ Kirk Wolfe
KIRK WOLFE